Exhibit 21

List of subsidiary / variable interest entities of
Biostar Pharmaceuticals, Inc. as of December 31, 2011

Subsidiary	Place of incorporation
Shaanxi Biostar BioTech Ltd.	People’s Republic of China

Variable interest entities	Place of incorporation

Shaanxi Aoxing Pharmaceutical Co., Ltd,	People’s Republic of China
Shaanxi Weinan Aoxing Pharmaceuticals, LLC	People’s Republic of China